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Family-friendly
Detroit Pizza Joint

Restaurant

3812 Skyline Blvd Unit E
Cape Coral, FL 33914
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Data Room
Updates 2
Discussion
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Early Investor Bonus: The investment multiple is increased to 2× for the next $10,000 invested.
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THE PITCH
Detroit Pizza Joint is seeking investment to purchase new equipment and obtain operating capital.
First LocationGenerating Revenue
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INVESTOR PERKS

Detroit Pizza Joint is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

DPJ Silver Level Invest $1,000 or more to qualify. 20 of 20 remaining

2 tickets to the Grand Opening of Detroit Pizza Joint. Learn how to make "Classic" Detroit Square Pizza with Detroit born and raised Chef Todd. 1 complimentary slice per week for a year.

DPJ Gold Level Invest $5,000 or more to qualify. 10 of 10 remaining

DPJ's Pizza Chef Todd will provide a VIP Detroit Pizza experience for you and a guest. A "tasting" of Detroit Pizza Joint's menu and "cooking lessons" on how to prepare Detroit Pizza in your home kitchen are included! You and a guest will receive Detroit Pizza Joint Shirt, Hat and tickets to the Grand Opening Party. In addition, one complimentary slice per week for a year.

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PRESS
Cape Coral pizza spot offers a slice of Detroit flavor

A Detroit-style pizza is all about right angles and being made with the right stuff. Restaurateur and chef Todd Stern says he has found the right combination with his latest concept, Detroit Pizza Joi

Resident brings Detroit-style pizza — and more — to Cape

Todd Stern has been working on his Detroit-style pizza recipes for the past five years. Now Detroit Pizza Joint (DPJ) is here in Cape Coral and his dream has become a reality. The pop-up square pizza slice shop is at 3812 Skyline Blvd. in the building formally occupied by Chicago Beef, Dogs and Pizza. Besides [...]

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OUR STORY

Back in 2016, while working as a restaurant consultant, Chef Todd Stern had a "gut feeling" that Detroit Square Pizza was going to be the next pizza style to go national. He immediately began to develop his "Classic" Detroit recipe. Five years later and with final recipe, Detroit Pizza Joint is ready to launch.

Finding the best location in one of the fastest growing cities in the United States-Cape Coral, Florida.
Securing a "Below Market" lease rate in a retail center.
Building relationships with small, local purveyors for fresh produce and gulf shrimp.
Detroit Pizza Joint will be taking over an "turn key" restaurant.
Detroit Square Pizza is the fastest growing segment in the Pizza Industry.
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LOCATION

Detroit Pizza Joint(DPJ) is located in the heart of Cape Coral, Florida. DPJ's menu features "Classic" Detroit Square Pizza slices as well as Detroit Coney Chili Dogs, Chicago Dogs, Italian Beef Sandwiches, Fries, and "made from scratch" Retro Desserts. DPJ serves the best food specialties from Detroit and Chicago.

Many Cape Coral residents are from Detroit and Chicago. The early reaction to Detroit Pizza Joint has been tremendous. DPJ will also provide corporate catering as well as in home catering to the SW Florida area.
Cape Coral(CC)is currently going through a major growth event. CC has 200,000 residents and is predicted to hit 400,000! DPJ is in the right city at the right time.
Cape Coral recorded the 3rd highest growth rate in the nation during the past decade(U.S.Census Bureau).
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1,280 sq. ft.
Floor Space
6 people
Employees
$11
Average Ticket Size
2021
Founded
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Q&A
What is your background? How did you get into the industry?

I began to cook at the age of 8 learning from my Mom and Grandmother. I was working as a dishwasher at age 12. At 15, I had my first supervisor position in a Cookie shop. By age 21, I was the youngest manager at a Fine Dining Restaurant. From there, I went on to be a General Manager at high grossing restaurants in addition to working on my Chef skills. In my mid 30's, I launched Small Plates-Detroit, an award winning restaurant that helped to revitalize downtown Detroit.

Who is your biggest inspiration?

My Father Aaron is my biggest inspiration. He not only is a great Dad, but a also a great person! He taught me hard work and being good to people will result in success.

What is your background? How did you get into the industry?

I began to cook at the age of 8 learning from my Mom and Grandmother. I was working as a dishwasher at age 12. At 15, I had my first supervisor position in a Cookie shop. By age 21, I was the youngest manager at a Fine Dining Restaurant. From there, I went on to be a General Manager at high grossing restaurants in addition to working on my Chef skills. In my mid 30's, I launched Small Plates-Detroit, an award winning restaurant that helped to revitalize downtown Detroit.

Who is your biggest inspiration?

My Father Aaron is my biggest inspiration. He not only is a great Dad, but a also a great person! He taught me hard work and being good to people will result in success.

What is your background? How did you get into the industry?

I began to cook at the age of 8 learning from my Mom and Grandmother. I was working as a dishwasher at age 12. At 15, I had my first supervisor position in a Cookie shop. By age 21, I was the youngest manager at a Fine Dining Restaurant. From there, I went on to be a General Manager at high grossing restaurants in addition to working on my Chef skills. In my mid 30's, I launched Small Plates-Detroit, an award winning restaurant that helped to revitalize downtown Detroit.

Who is your biggest inspiration?

My Father Aaron is my biggest inspiration. He not only is a great Dad, but a also a great person! He taught me hard work and being good to people will result in success.

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JULY 2021
Incorporated

D Pizza Joint, LLC dba, Detroit Pizza Joint(DPJ) filed its docs. DPJ also secured www.detroitpizzajoint.com.

AUGUST 2021
Opened

After working on his "Classic" Detroit Square Pizza recipe and concept for 5 years, Chef Todd Stern found the perfect location in booming SW Florida-Cape Coral!

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Previous
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THE COMPETITION

The only competition selling Detroit Style is Jets Pizza(Natl Franchise) that does not do authentic Detroit Square Pizza(Sauce on top). Born and raised in Detroit, I have a passion for Detroit Square Pizza. My recipe is a tribute to the Detroit Pizza Joints I remember going to as a kid.

Jets Pizza-5 miles
Local NY style Pizza-7 miles
Domino's-1/4 mile
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THE TEAM
Todd Stern
Chef/Owner

Todd Stern(TS)has been creating "made from scratch" food for over 30 years. As a Chef and Restaurateur, TS developed one of the first "Small Plates" restaurants in the United States. Small Plates-Detroit was named "Best of the Year" in Bon Appetite Magazine and one of the "Best New Restaurants in the U.S. by Wine Enthusiast Magazine. TS has consulted for Restaurant companies large and small.

Todd has catered for the NFL during the Super Bowl and MLB for the Allstar Game. In addition,Todd has prepared his food for some of the largest Bands and Artists in the Music Industry catering their Backstages.

Updates
SEPTEMBER 19TH, 2021
Detroit Pizza Joint scores strong News coverage.

Chef Todd has done interviews with the Cape Coral Breeze and Florida Weekly. He is doing an interview with the food writer for the News-Press on Monday(9/20). The interest in DPJ and Detroit Square Pizza is strong!

SEPTEMBER 15TH, 2021
Detroit Pizza Joint Sign was installed.

Detroit Pizza Joint's sign was installed. The sign looks great! The picture of DPJ's "Classic" Square Pizza is perfect!

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital and Equipment $20,000
Equipment $22,300
Mainvest Compensation $2,700
Total $45,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $400,000 $520,000 $728,000 $800,800 $840,840

Cost of Goods Sold $120,000 $156,000 $218,400 $240,240 $252,252
Gross Profit $280,000 $364,000 $509,600 $560,560 $588,588

EXPENSES

Rent $20,400 $20,910 $21,432 $21,967 $22,516
Utilities $3,600 $3,690 $3,782 $3,876 $3,972
Salaries $105,000 $136,500 $191,100 $210,210 $220,720
Insurance $3,560 $3,560 $3,560 $3,560 $3,560
Equipment Lease $41,615 $615 $630 $645 $661
Repairs & Maintenance $2,500 $2,562 $2,626 $2,691 $2,758
Legal & Professional Fees $5,000 $5,125 $5,253 $5,384 $5,518
Operating Profit $98,325 $191,038 $281,217 $312,227 $328,883
This information is provided by Detroit Pizza Joint. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Investment Round Status
Target Raise $45,000
Maximum Raise $65,000
Amount Invested $0
Investors 0
Investment Round Ends November 26, 2021
Summary of Terms
Legal Business Name D Pizza Joint, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
2×
Investment Multiple 1.6×
Business's Revenue Share 2%-2.9%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1, 2031
Financial Condition
No operating history

Detroit Pizza Joint was established in [Aug/2021]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Founder/Chef Todd Stern has invested over $50,000 and will continue to invest capital. First year projections will be achieved through the addition of a larger electrical panel(December install)that can handle the load of additional Pizza Ovens. This will allow DPJ to sell whole Pizzas(not just slices). This will increase revenue up to 50%.

DPJ will also focus on Corporate Catering. In SW Florida, there is a big demand for Catering. DPJ's target is 20% of overall sales to be generated from Catering revenue.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Detroit Pizza Joint to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Detroit Pizza Joint operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Detroit Pizza Joint competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Detroit Pizza Joint's core business or the inability to compete successfully against the with other competitors could negatively affect Detroit Pizza Joint's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Detroit Pizza Joint's management or vote on and/or influence any managerial decisions regarding Detroit Pizza Joint. Furthermore, if the founders or other key personnel of Detroit Pizza Joint were to leave Detroit Pizza Joint or become unable to work, Detroit Pizza Joint (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Detroit Pizza Joint and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Detroit Pizza Joint is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Detroit Pizza Joint might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Detroit Pizza Joint is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Detroit Pizza Joint

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Detroit Pizza Joint's financial performance or ability to continue to operate. In the event Detroit Pizza Joint ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Detroit Pizza Joint nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Detroit Pizza Joint will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Detroit Pizza Joint is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Detroit Pizza Joint will carry some insurance, Detroit Pizza Joint may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Detroit Pizza Joint could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Detroit Pizza Joint's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Detroit Pizza Joint's management will coincide: you both want Detroit Pizza Joint to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Detroit Pizza Joint to act conservative to make sure they are best equipped to repay the Note obligations, while Detroit Pizza Joint might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Detroit Pizza Joint needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Detroit Pizza Joint or management), which is responsible for monitoring Detroit Pizza Joint's compliance with the law. Detroit Pizza Joint will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Detroit Pizza Joint is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Detroit Pizza Joint fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Detroit Pizza Joint, and the revenue of Detroit Pizza Joint can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Detroit Pizza Joint to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Detroit Pizza Joint. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Detroit Pizza Joint isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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